Exhibit 99.1

ROUGE RESOURCES LTD.

(An Exploration Stage Company)

UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED APRIL 30, 2012

(Expressed in Canadian Dollars)

• Statements of Financial Position

• Statements of Comprehensive Loss

• Changes in Shareholders’ Equity (Deficiency)

• Statements of Cash Flows

• Notes to Financial Statements

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. They include appropriate accounting principles, judgement and estimates in accordance with IFRS for interim financial statements.

The Company’s independent auditors have not performed a review of these condensed interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim financial statements by an entity’s auditors.

Rouge Resources Ltd.
Condensed Interim Statements of Financial Position
(Expressed in Canadian dollars – unaudited)

	Notes	April 30, 2012	April 30, 2011	January 31, 2012
				(audited)
ASSETS

Current assets
Cash		$5,960	$114,803	$17,823
Harmonized sales tax refundable		7,449	11,275	2,951
		13,409	126,078	20,774
Non-current assets
Credit card security deposit		6,900	6,900	6,900
Equipment – net	4	2,393	2,670	2,587
Exploration and evaluation assets	5	229,246	212,879	212,879
		238,539	222,449	222,366

TOTAL ASSETS		$251,948	$348,527	$243,140

LIABILITIES

Current liabilities
Trade payables and accrued liabilities	6	$79,378	$114,539	$67,064
Related party payables	7	282,223	133,282	245,084
		361,601	247,821	312,148
Non-current liability
Loan payable	8	39,676	-	39,676

TOTAL LIABILITIES		401,278	247,821	351,824

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share capital	9	3,110,796	3,110,796	3,110,796
Equity component of convertible note		53,357	53,357	53,357
Deficit		(3,361,483)	(3,063,447)	(3,272,837)

TOTAL SHAREHOLDERS’ EQUITY (DEFICIENCY)		(149,330)	100,706	(108,684)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)		$251,948	$348,527	$243,140

Going concern	1

Approved on behalf of the Board of Directors:

“Linda Smith”	“Ronald McGregor”
Director	Director

See accompanying notes to these condensed interim financial statements	2

Rouge Resources Ltd.
Condensed Interim Statements of Comprehensive Loss
(Expressed in Canadian dollars – unaudited)

				Year ended
	Notes	Three months ended April 30,		January 31,
		2012	2011	2012
				(audited)
Expenses
Amortization		$194	$216	$1,008
Accounting and audit fees		2,820	3,887	36,262
Listing application expenses	9	55,879	25,092	90,507
Management fees	7	15,000	15,000	60,000
Office and miscellaneous	7	10,359	14,838	55,859
Professional fees		1,767	6,809	11,125
Transfer agent and filing fees		1,866	1,444	16,360
Travel and promotion		761	2,608	8,163

Comprehensive loss		$(88,646)	$(69,894)	$(279,284)

Loss per share
– basic and diluted	9	$(0.00)	$(0.00)	$(0.01)
Weighted average number of shares outstanding
– basic and diluted		40,565,171	40,565,171	40,565,171

See accompanying notes to these condensed interim financial statements	3

Rouge Resources Ltd.
Condensed Interim Statement of Changes in Shareholders’ Equity (Deficiency)
(Expressed in Canadian dollars – unaudited)
				Equity
			Share	Component
	Common Shares		Subscriptions	of Convertible
	Number	Amount	Received	Note	Deficit	Total
Balance at February 1, 2011	40,565,171	$3,110,796	$-	$53,357	$(2,993,553)	$170,600

Comprehensive loss for the three months ended April 30, 2011					(69,894)	(69,894)

Balance at April 30, 2011	40,565,171	$3,110,796	$-	$53,357	$(3,063,447)	$100,706

Balance at May 1, 2011	40,565,171	$3,110,796	$-	$53,357	$(3,063,447)	$100,706

Comprehensive loss for the nine months ended January 31, 2012					(209,390)	(209,390)

Balance at January 31, 2012	40,565,171	$3,110,796	$-	$53,357	$(3,272,837)	$(108,684)

Balance at February 1, 2012	40,565,171	$3,110,796	$-	$53,357	$(3,272,837)	$(108,684)

Comprehensive loss for the three months ended April 30, 2012					(88,646)	(88,646)
Share subscriptions received			48,000			48,000

Balance at April 30, 2012	40,565,171	$3,110,796	$48,000	$53,357	$(3,361,483)	$(149,330)

See accompanying notes to these condensed interim financial statements	4

Rouge Resources Ltd.
Condensed Interim Statements of Cash Flows
(Expressed in Canadian dollars – unaudited)

			Year ended
	Three months ended April 30,		January 31,
	2012	2011	2012
Operating activities
Comprehensive loss	$(88,646)	$(69,894)	$(279,284)
Adjustments for non-cash item:
Amortization	194	216	1,008
	(88,452)	(69,678)	(278,276)
Changes in non-cash working capital items:
Harmonized sales tax refundable	(4,498)	(2,856)	5,468
Trade payables and accrued liabilities	12,315	22,016	14,217

Net cash flows used in operating activities	(80,635)	(50,518)	(258,591)

Investing activities
Expenditures on equipment			(709)
Expenditures on exploration and evaluation assets	(16,367)	(12,000)	(12,000)

Net cash flows used in investing activities	(16,367)	(12,000)	(12,709)

Financing activities
Change in related party payable	37,139	32,369	144,171
Share subscriptions received	48,000	-	-

Net cash flows from financing activities	85,139	32,369	144,171

Decrease in cash	(11,863)	(30,149)	(127,129)
Cash, beginning	17,823	144,952	144,952

Cash, end	$5,960	$114,803	$17,823

See accompanying notes to these condensed interim financial statements	5

Rouge Resources Ltd. Notes to the Condensed Interim Financial Statements (Expressed in Canadian dollars - unaudited) For the three months ended April 30, 2012 and 2011

1.	Nature and continuance of operations

Rouge Resources Ltd (the “Company”) was incorporated on March 31, 1988 in British Columbia, Canada. The Company’s registered office address is located at 203 - 409 Granville St., Vancouver, British Columbia, V6C 1T2. The Company is an exploration stage company engaged in the acquisition, exploration and development of exploration and evaluation assets in Canada. The Company’s stock is quoted on the OTC Bulletin Board in the United States.

These condensed interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at April 30, 2012, the Company had not yet determined whether its property contains economically recoverable resources, but anticipates having access to sufficient cash reserves to finance day to day operations into the foreseeable future. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating expenses over the next twelve months with existing cash reserves, private placement of common shares and/or loans from officers/ directors.

2.	Significant accounting policies and basis of preparation

These financial statements were authorized for issue on June 27, 2012 by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) along with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, these financial statements comply with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the audited annual financial statements of the Company for the year ended January 31, 2012.

However, this interim financial report provides selected significant disclosures that are required in the annual financial statements under IFRS.

Basis of preparation

These condensed interim financial statements of the Company are presented in Canadian dollars unless otherwise noted; have been prepared on an accrual basis; and are based on historical costs, modified where applicable.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

See accompanying notes to these condensed interim financial statements	6

Rouge Resources Ltd. Notes to the Condensed Interim Financial Statements (Expressed in Canadian dollars - unaudited) For the three months ended April 30, 2012 and 2011

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of equipment, the recoverability of the carrying value of exploration and evaluation assets, the measurement of accrued liabilities and the recoverability/ measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

Foreign currency translation and balances

The functional currency of the Company is measured using the currency of the primary economic environment in which it operates. The financial statements are presented in Canadian dollars which is the Company’s function currency.

Foreign currency transactions, where applicable, are translated into Canadian dollars using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items, if any, are recognized in the Statement of Comprehensive Loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the Statement of Comprehensive Loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the Statement of Comprehensive Loss.

Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) insufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

See accompanying notes to these condensed interim financial statements	7

Rouge Resources Ltd. Notes to the Condensed Interim Financial Statements (Expressed in Canadian dollars - unaudited) For the three months ended April 30, 2012 and 2011

Share-based payments

The Company has a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Financial instruments

The Company classifies its financial instruments in the following categories: fair value through profit or loss investments, loans and receivables, held-to-maturity investments, available-for-sale investments and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are held-for-trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, or classified as non-current assets where maturities are greater than 12 months after the end of the reporting period.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those instruments that are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets. Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date, ie. the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

See accompanying notes to these condensed interim financial statements	8

Rouge Resources Ltd. Notes to the Condensed Interim Financial Statements (Expressed in Canadian dollars - unaudited) For the three months ended April 30, 2012 and 2011

Impairment of assets

The carrying amount of the Company’s non-financial assets, which includes equipment and exploration and evaluation assets, is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life not subject to amortization are tested annually for impairment.

Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

See accompanying notes to these condensed interim financial statements	9

Rouge Resources Ltd. Notes to the Condensed Interim Financial Statements (Expressed in Canadian dollars - unaudited) For the three months ended April 30, 2012 and 2011

Flow-through shares

On the issuance of flow-through shares, any premium received in excess of the closing market price of the Company’s common shares is initially recorded as a liability (“flow-through tax liability”) and included in trade payables and accrued liabilities. Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred and a deferred tax liability is recognized. The reduction to the flow-through tax liability is recognized in profit or loss as other income.

To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period. The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

At present, the Company is not required to provide for restoration and environmental obligations. Accordingly, no provision has been made.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of loss and comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of comprehensive loss.

Amortization is calculated on a declining balance method to write off the cost of the assets to their residual values at the rate of 30% per year.

See accompanying notes to these condensed interim financial statements	10

Rouge Resources Ltd. Notes to the Condensed Interim Financial Statements (Expressed in Canadian dollars - unaudited) For the three months ended April 30, 2012 and 2011

3.	Accounting standards issued but not yet effective

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods beginning after January 1, 2012 or later periods.

The following new standards, amendments and interpretations have not been early adopted in these financial statements and are not expected to have a material effect on the Company’s future results and financial position:

	a)	IFRS 9 Financial Instruments (New to replace IAS 39 and IFRIC 9)

	b)	IFRS 10 Consolidated Financial Statements (New to replace consolidation requirements in IAS 27 as amended in 2008 and SIC-12)

	c)	IFRS 11 Joint Arrangements (New to replace IAS 31 and SIC-13)

	d)	IFRS 12 Disclosure of Interests in Other Entities (New to replace disclosure requirements in IAS 27 as amended in 2008, IAS 28 (as revised in 2003 and IAS 31)

	e)	IFRS 13 Fair Value Measurement (New; to replace fair value measurement guidance in other IFRSs)

	f)	IAS 1 Presentation of Financial Statements, (Amendments regarding Presentation of Other Comprehensive Income)

	g)	IAS 19 Employee Benefits (Amended in 2011)

	h)	IAS 27 Separate Financial Statements (Amended in 2011)

	i)	IAS 28 Investments in Associates and Joint Ventures (Amended in 2011), and

	j)	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (New).

4.	Equipment

		Accumulated	Net book
	Cost	amortization	Value
Balance at February 1, 2011	$8,001	$(5,115)	$2,886
Additions	709		709
Amortization		(1,008)	(1,008)
Balance at January 31, 2012	$8,710	$(6,123)	$2,587
Additions	-		-
Amortization		(194)	(194)
Balance at April 30, 2012	$8,710	$(6,317)	$2,393

See accompanying notes to these condensed interim financial statements	11

Rouge Resources Ltd. Notes to the Condensed Interim Financial Statements (Expressed in Canadian dollars - unaudited) For the three months ended April 30, 2012 and 2011

5.	Exploration and evaluation assets

The following table summarizes the amounts expended on exploration and evaluation assets for the three months ended April 30, 2012 and year ended January 31, 2012:

			Total for
			three months	Total for
			ended	year ended
	Canada	Canada	April30,	January 31,
	Dotted Lake	Lampson Lake	2012	2012
Property acquisition costs
Balance, beginning	$15,261	$21,033	$36,294	$24,294
Additions	-	16,000	16,000	12,000
Balance, end	15,261	$37,033	$52,294	$36,294

Exploration and evaluation costs
Balance, beginning	$176,595	$-	$176,585	$176,585
Additions
Drilling and related costs
Field and camp costs
Geological consulting
Project administration	367		367
Travel and accommodation
Balance, end	$176,952	$-	$176,952	$176,585
Total balance, end	$192,213	$37,033	$229,246	$212,879

The original Dotted Lake Property (“Dotted Lake Property”) was originally comprised of one claim acquired by the Company in 2001 at a cost of $200,000. The claim was allowed to lapse in 2002 and accordingly was written off during the year ended January 31, 2003. It was re-staked by the Company in March 2003. In October 2009, the Company expanded its 100% owned holdings in the original Dotted Lake Property from a single claim to ten claims by means of staking at a cost of approximately $11,055. Title to the Property was originally held in trust for the Company by a director of the Company. Title was transferred to the Company during the year ended January 31, 2012.

On April 20, 2010, the Company entered into an option to purchase agreement with local prospectors (the “Optionors”) regarding an additional two claims adjacent to the Dotted Lake Property, known as the Lampson Lake Property. The Company has an exclusive option to purchase a 100% interest in these two claims by making option payments totaling $60,000 as follows: $7,000 paid on April 20, 2010 when the agreement was signed; $12,000 paid on April 20, 2011; $16,000 paid on April 20, 2012; and $25,000 payable on April 20, 2013. These claims are subject to a 2% net smelter royalty (“NSR”) in favour of the Optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the Optionors and a 1% NSR on any metals and/or a 1% Net Sales Return royalty payable to Ontario Exploration Company (“OEC”) on any precious stones recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the Optioners for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000. In anticipation of meeting the final payment schedule, title was transferred to the Company during the year ended January 31, 2012. However, beneficial interest in the property will not be transferred until the final option payment of $25,000 is made on or before April 20, 2013.

See accompanying notes to these condensed interim financial statements	12

Rouge Resources Ltd. Notes to the Condensed Interim Financial Statements (Expressed in Canadian dollars - unaudited) For the three months ended April 30, 2012 and 2011

There is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant additional financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

6.	Trade payables and accrued liabilities

		April 30,	April 30,	January 31,
		2012	2011	2012
	Trade payables	$59,928	$75,589	$18,430
	Accrued liabilities	19,450	38,950	30,300
	Related party payable	-	-	9,034
		$79,378	$114,539	$67,064

7.	Related party payable and transactions

The following related party payable to two directors and officers of the Company is unsecured, non-interest bearing and has no fixed term of repayment as at April 30 and January 31, 2012.

	April 30,	April 30,	January 31,
	2012	2011	2012
Payable to Company two directors and officers of the Company	$282,223	$132,282	$245,084

The Company had the following transactions with two directors and officers of the Company during the three months ended April 30, 2011 and 2012 and year ended January 31, 2012:

			Year ended
	Three months ended April 30,		January 31,
	2012	2011	2012
Accounting and financial reporting services	$2,820	$-	$-
Management services	15,000	15,000	$60,000
Office rent	7,500	7,500	30,000
	$25,320	$22,500	$90,000

These transactions are recorded at the exchange amount, which is the consideration agreed to between the related parties.

8.	Loan payable

In February 2012, the Company entered into an agreement to defer $39,676 of debt owed to a professional advisor to a date beyond July 31, 2013. Accordingly, this amount has been reclassified from trade payable to a long term liability of the Company as at January 31, 2012. The amount is unsecured and non-interest bearing.

See accompanying notes to these condensed interim financial statements	13

Rouge Resources Ltd. Notes to the Condensed Interim Financial Statements (Expressed in Canadian dollars - unaudited) For the three months ended April 30, 2012 and 2011

9.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At April 31, 2012, there were 40,565,171 issued and fully paid common shares (January 31, 2012 – 40,565,171). No shares were issued during the three months ended April 30, 2012 nor during the year ended January 31, 2012.

Subsequent to January 31, 2012, the Company applied to the TSX Venture Exchange for the listing of its common shares. Conditional approval was received on April 25, 2012 subject to the fulfillment of certain regulatory requirements and a private placement financing of up to $1,200,000 from issuance of a maximum of 4,800,000 units at $0.25 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to acquire one additional common share of the Company at a price of $0.40 per share for a period of one year from the date of closing. The financing was not closed on the date of these condensed interim financial statements.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the three months ended April 30, 2012 was based on the comprehensive loss attributable to common shareholders of $86,646 (April 30, 2011 - $69,894) and the weighted average number of common shares outstanding of 40,565,171 (April 30, 2012 – 40,565,171).

Diluted loss per share does not include effect of the 30,000,000 share purchase warrants which expired on April 30, 2012.

Stock options

The Company’s stock option plan is in the form of a rolling stock option plan, which provides that a committee of the Board of Directors may from time to time, at its discretion, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount, in any event, not less than $0.10 per share

The number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

At April 30, 2012, the Company had no issued and outstanding stock options.

See accompanying notes to these condensed interim financial statements	14

Rouge Resources Ltd. Notes to the Condensed Interim Financial Statements (Expressed in Canadian dollars - unaudited) For the three months ended April 30, 2012 and 2011

Share purchase warrants

The changes in share purchase warrants during the three month period ended April 30, 2012 and the year ended January 31, 2012 are as follows:

	April 30, 2012		January 31, 2012
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Balance, beginning
	30,000,000	$0.10	30,000,000	$0.10
Warrants issued	-
Warrants expired	(30,000,000)

Balance, end	-	-	30,000,000	$0.10

On April 30, 2012, the 30,000,000 warrants expired without being exercised.

10.	Income taxes

The Company has non-capital losses available for carry forward against future taxable income totaling approximately $1,354,000, excluding the comprehensive loss of $88,646 for three months ended April 30, 2012, which expire as follows:

2015	$84,000
2026	132,000
2027	176,000
2028	152,000
2029	183,000
2030	105,000
2031	243,000
2032	279,000
$1,354,000

A valuation allowance has been used to offset the net benefit related to the future tax assets due to the uncertainty associated with the ultimate realization of these non-capital losses before expiry.

11.	Financial risk and capital management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company’s secondary exposure to risk is on its harmonized sales tax refundable which is minimal since it is recoverable from the Canadian Government.

See accompanying notes to these condensed interim financial statements	15

Rouge Resources Ltd. Notes to the Condensed Interim Financial Statements (Expressed in Canadian dollars - unaudited) For the three months ended April 30, 2012 and 2011

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company attempts to ensure there is sufficient access to funds to meet on-going business requirements, taking into account its current cash position and potential funding sources.

Historically, the Company's source of funding has been either the issuance of equity securities for cash through private placements or loans from directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company only operates in Canada and is therefore not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Capital Management

The Company's policy is to maintain a strong capital base sufficient to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of working and share capital. There were no changes in the Company's approach to capital management during the period and the Company is not subject to any externally imposed capital requirements.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	April 30,	April 30,	January 31,
	2012	2011	2012
Financial assets:
Cash	$5,960	$114,803	$17,823
Harmonized sales tax refundable	7,449	11,275	2,951
Credit card security deposit	6,900	6,900	6,900
	$20,309	$132,978	$27,674

Other financial liabilities included in the statement of financial position are as follows:

	April 30,	April 30,	January 31,
	2012	2011	2012
Other financial liabilities:
Trade payables	$59,928	$75,589	$27,464
Related party payables	282,223	133,282	245,084
Loan payable	39,676	-	39,676
	$381,827	$208,871	$312,224

See accompanying notes to these condensed interim financial statements	16

Rouge Resources Ltd. Notes to the Condensed Interim Financial Statements (Expressed in Canadian dollars - unaudited) For the three months ended April 30, 2012 and 2011

Fair value

The fair value of the Company’s financial assets and liabilities approximate the carrying amounts.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The following is a breakdown of the Company’s financial assets measured at fair value as at April 30, 2012 and January 31, 2012:

		As at April 30, 2012
	Level 1	Level 2	Level 3
Cash	$5,960	$-	$-
Harmonized sales tax refundable	7,449
Credit card security deposit	6,900

		As at January 31, 2012
	Level 1	Level 2	Level 3
Cash	$17,823	$-	$-
Harmonized sales tax refundable	2,951
Credit card security deposit	6,900

12.	Segmented information

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties. All of its non-current assets are located in Canada.

See accompanying notes to these condensed interim financial statements	17